_____________________
                                                   |    OMB APPROVAL     |
                                                   |_____________________|
                                                   |OMB NUMBER: 3235-0145|
                    UNITED STATES                  |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION        |   DECEMBER 31, 2005 |
               Washington, D.C.  20549             |ESTIMATED AVERAGE    |
                                                   |BURDEN HOURS         |
                                                   |PER RESPONSE ...11   |
                   SCHEDULE 13G                    |_____________________|



                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                                   Cosi, Inc.
                  ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    22122P101
              ----------------------------------------------------
                                 (CUSIP Number)


                                December 29, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          ZAM Holdings, L.P.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                5,034,220
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        5,034,220
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      5,034,220
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      19.2%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          PBK Holdings, Inc.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [ ]
                                                           (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                5,034,220
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER

                                    -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                         5,034,220
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,034,220
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                      [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 19.2%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                 CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Philip B. Korsant
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                          (a) [ ]
                                                          (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                -------------------------------------------
OWNED BY                           (6)  SHARED VOTING POWER
EACH REPORTING                          5,034,220
PERSON WITH                        -------------------------------------------
                                   (7)  SOLE DISPOSITIVE POWER

                                    -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        5,034,220
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,034,220
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 19.2%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                 IN
------------------------------------------------------------------------------

Item 1(a).       Name of Issuer:

                 Cosi, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 242 West 36th Street,
                 New York, New York  10018

Item 2(a).       Name of Persons Filing:

                 This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

                 (i)     ZAM Holdings, L.P. ("ZAM Holdings")

                 (ii)    PBK Holdings, Inc. ("PBK Holdings")

                 (iii)   Philip B. Korsant ("Korsant")

                 * Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons stating (as specified hereinabove) that this
                 Schedule is being filed on behalf of each of them.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

                 ZAM Holdings, L.P.
                 c/o: PBK Holdings, Inc.
                 283 Greenwich Avenue
                 Greenwich, CT 06830

                 PBK Holdings, Inc.
                 283 Greenwich Avenue
                 Greenwich, CT 06830

                 Philip B. Korsant
                 283 Greenwich Avenue
                 Greenwich, CT 06830

Item 2(c).       Citizenship:

                 See Item 4 of the attached cover pages

Item 2(d).       Title of Class of Securities:

                 Common Stock, par value $.01 per share

Item 2(e).       CUSIP Number:

                 22122P101

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a) [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

(f) [ ]   An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F);

(g) [ ]   A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item 3 is not applicable.


Item 4.  Ownership.

    (a) Amount Beneficially Owned: See Item 9 of the attached cover pages

    (b) Percent of Class: See Item 11 of the attached cover pages

    (c) Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

               See Item 5 of the attached cover pages

        (ii)   Shared power to vote or to direct the vote:

               See Item 6 of the attached cover pages

        (iii)  Sole power to dispose or to direct the disposition of:

               See Item 7 of the attached cover pages

        (iv)   Shared power to dispose or to direct the disposition of:

               See Item 8 of the attached cover pages


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Item 5 is not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         PBK Holdings, as the general partner of ZAM Holdings, and Korsant, as the sole shareholder of PBK Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in the name of ZAM Holdings.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

         Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group

         Item 9 is not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2003


ZAM HOLDINGS, L.P.
By: PBK Holdings, Inc., its general partner


By:    /s/ Frederick H. Fogel
Name:  Frederick H. Fogel
Title: Vice President and Secretary


PBK HOLDINGS, INC.


By:    /s/ Frederick H. Fogel
Name:  Frederick H. Fogel
Title: Vice President and Secretary


PHILIP B. KORSANT
/s/ Philip B. Korsant

                                   EXHIBIT 1


         The undersigned, ZAM Holdings, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the Statement on Schedule 13G to which this agreement is attached as an exhibit is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto also shall be filed on behalf of each of them. This agreement may be executed in one or more counterparts, each of which will constitute one and the same agreement.


Dated:   December 30, 2003

ZAM HOLDINGS, L.P.
By:  PBK Holdings, Inc., its general partner


By:  /s/ Frederick H. Fogel
    ---------------------------------
Name:   Frederick H. Fogel
Title:  Vice President and Secretary


PBK HOLDINGS, INC.


By:   /s/ Frederick H. Fogel
     --------------------------------
Name:   Frederick H. Fogel
Title:  Vice President and Secretary


PHILIP B. KORSANT
/s/ Philip B. Korsant
----------------------------------